EX-(3)(b.1)

AMENDMENT
TO THE
PITNEY BOWES INC. AMENDED AND RESTATED BY-LAWS
(Effective May 10, 2010)

Pursuant to Section 4 of Article IV of the Pitney Bowes Inc. Amended and Restated By-laws (the “By-laws”), in accordance with the vote of the stockholders at the Annual Meeting of Stockholders held on May 10, 2010, the By-laws are amended effective as of May 10, 2010 as follows:

1.        Section 2 of Article II is deleted in its entirety and replaced as follows:

           Section 2. Number, Election and Terms. Except as otherwise fixed by or pursuant to the provisions of Article Fourth of the Amended and Restated Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of the Directors of the Corporation shall be fixed from time to time by the Board of Directors but shall not be less than three. Commencing with the 2011 annual meeting of stockholders, the Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be elected annually for terms expiring at the next succeeding annual meeting; provided, however, that Directors elected at the 2008 annual meeting of stockholders shall hold office until the 2011 annual meeting of stockholders, Directors elected at the 2009 annual meeting of stockholders shall hold office until the 2012 annual meeting of stockholders, and Directors elected at the 2010 annual meeting of stockholders shall hold office until the 2013 annual meeting of stockholders.

2.        Section 4 of Article II is deleted in its entirety and replaced as follows:

           Section 4. Newly Created Directorships and Vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article Fourth of the Amended and Restated Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office until such Director’s successor shall have been elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.